Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Preformed Line Products Company

Name of persons relying on exemption:

•	Illinois State Treasurer Michael Frerichs

Address of person relying on exemption:

•	Illinois State Treasurer Michael Frerichs, 555 W. Monroe Street, 14th Floor, Chicago, IL 60661

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

April 8, 2024

Fellow shareholders of Preformed Line Products Company,

We write to urge you to vote FOR Proposal Number Three on the Company’s 2024 proxy, a proposal that recommends the Board of Directors prepare a report on steps that Performed Line Products Company (the “Company”) is taking to enhance board diversity.

The resolved clause of our proposal states,

“Shareholders request the Board of Directors prepare a report by January 2025, at reasonable expense and omitting proprietary information, on steps Preformed Line Products Company is taking to enhance board diversity, such as:

•	Embedding in governance documents a commitment to diversity inclusive of gender, race, and ethnicity;
•	Committing publicly to include women and people of color in each candidate pool for board and senior leadership seats; and
•	Detailing board strategies to reflect the diversity of the company’s workforce, community, and customers.”

The Proposal, which was submitted by the Office of the Illinois State Treasurer, is grounded in our assessment that diversity among directors, inclusive of gender, race and ethnicity, is a critical attribute of a well-functioning board and a material factor of long-term corporate financial performance. This position is well-supported by a wealth of academic and practitioner research.1, 2, 3, 4, 5, 6, 7, 8

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1 “Diversity Wins,” McKinsey & Company, May 2020, page 13. Available at https://www.mckinsey.com/~/media/McKinsey/Featured%20Insights/Diversity%20and%20Inclusion/Diversity%20wins%20How%20inclusion%20matters/Diversity-wins-

How-inclusion-matters-vF.pdf.

2 “Diversity Matters Even More: The Case for Holistic Impact,” McKinsey & Company, December 5, 2023. Available at: https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact

3 Yaron Nili, “Beyond the Numbers: Substantive Gender Diversity in Boardrooms,” October 20, 2017, available at:

https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3117131.

4 Ouni, Z.; Ben Mansour, J.; Arfaoui, S. “Corporate Governance and Financial Performance: The Interplay of Board Gender Diversity and Intellectual Capital,” November 16, 2022, available at: https://doi.org/10.3390/su142215232.

5 “The Tipping Point: Women on Boards and Financial Performance,” MSCI, December 2016.

6 Rajalakshmi Subramanian, “Lessons from the Pandemic: Board Diversity and Performance, BoardReady, July 13, 2021, available at: https://uploads-ssl.webflow.com/61d633fd6b59246c2dc62e98/6271a21dc04d2e13529daa84_BoardReady_Report_Final.pdf.

7 “Does Ethnic Diversity on Corporate Boards Affect Stock Prices?” Morgan Stanley, 2022. Available at Ethnic Board Diversity & Stock Performance | Morgan Stanley.

8 “Is Your Board Inclusive — or Just Diverse?” Harvard Business Review, September 28, 2022, https://hbr.org/2022/09/is-your-board-inclusive-or-just-diverse.

Preformed Line Products Company is a notable laggard when it comes to board diversity. The Company currently has one woman and no racially or ethnically diverse directors on its Board of Directors, with includes nine members. On gender diversity, a majority of Russell 3000 companies now have three or more women directors,9 leading to Russell 3000 companies having an average of 29 percent female board members.10 On racial and ethnic diversity, Russell 3000 companies have an average of 19 percent racially or ethnically diverse directors.11

The Company will soon be required to provide relevant reporting as a Nasdaq-listed firm. Since the Company is listed on the Nasdaq, it will be required to have two diverse directors or explain why it does not by August 6, 2025.12 Given the forthcoming reporting requirement, it is prudent for the Company to more fully disclose and better inform investors of its efforts to enhance board diversity, including, but not limited to, whether or to what extent the Company has (a) devised specific strategies to increase board diversity; (b) committed to include qualified racially, ethnically, and/or gender diverse candidates for every open board seat; and (c) embedded in governance documents a commitment to board diversity inclusive of gender, race, and ethnicity.

Shareholders will benefit from increased reporting on the Company’s efforts to improve its board diversity. We recognize that the Company’s Nominating Committee, as stated in its proxy statement, “considers diversity in its evaluation of candidates and is committed to expanding the Board’s diversity.”13 While we appreciate that that the Company is not silent on the issue of board diversity, the Company has not provided investors with substantive disclosure on its efforts to enhance board diversity. For example, the Company “does not have a policy specifically focused on the consideration of diversity”14 as acknowledged in the proxy statement, and the diversity of the Company’s board, in terms of gender, race and ethnicity, has not improved in recent years. Nor does the Company inform shareholders why it does not have a board diversity policy despite its stated commitment to increase the board’s diversity and considering the Company’s lack of improvement over time.

The Proposal seeks to better understand what steps the Company has taken to enhance board diversity and fulfill its stated commitment. Many investors consider it best practice to (a) publicly disclose board strategies to increase board diversity; (b) adopt a policy to ensure the inclusion of qualified racially, ethnically, and gender diverse candidates for every open board seat; and (c) maintain a commitment to board diversity inclusive of gender, race, and ethnicity in pertinent governance documents. 15

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9 “US Public Company Board Diversity in 2023: How Corporate Director Diversity Can Contribute to Board Effectiveness,” November 24, 2023. Available at: https://corpgov.law.harvard.edu/2023/11/24/us-public-company-board-diversity-in-2023/.

10 50/50 Women on Boards, “GDI: Fourth Quarter 2023 Key Findings,” available at: https://5050wob.com/wp-content/uploads/pdf/5050WOB-Q4_23_Infographic_Final_2.pdf

11 Ibid.

12 “Nasdaq Diversity Rules: A Quick Guide,” Morgan Lewis, September 2021. Available at https://www.morganlewis.com/pubs/2021/09/nasdaq-diversity-rules-a-quick-guide.

13 Preformed Lines, 2024 Proxy Statement, page 12. Available at https://www.sec.gov/ix?doc=/Archives/edgar/data/80035/000095017024035120/plpc-20240322.htm.

14 Preformed Lines, 2024 Proxy Statement, page 12. Available at https://www.sec.gov/ix?doc=/Archives/edgar/data/80035/000095017024035120/plpc-20240322.htm.

15 For example “Midwest Investors Diversity Initiative,” available at https://illinoistreasurer.gov/Financial_Institutions/Equity,_Diversity__Inclusion/Midwest_Investors_Diversity_Initiative and “Northeast Investors’ Diversity Initiative,” available at https://portal.ct.gov/-/media/ott/nidi/northeast-investors-diverse-search-company-toolkit.pdf.

For example, adopting a policy that requires the consideration of qualified racially, ethnically, and gender diverse candidates for every open director seat enhances the nomination process and assists nominating committees in developing a diverse board. A study published by the Harvard Business Review found that including more than one woman or person of color in a finalist pool changes the status quo and helps to combat unconscious bias among interviewers. Researchers found that the odds of hiring a woman were 79 times greater when there were at least two women in the finalist pool, and the odds of hiring a person of color were 193 times greater when there were at least two racially diverse candidates in the finalist pool.16

The nominating committees of 3D Systems, Amazon, Meta, Intel, Costco Wholesale, Home Depot, CME Group, and Whole Foods, among many others, have all adopted such diverse search policies. Additionally, the Business Roundtable calls on boards to “develop a framework for identifying appropriately diverse candidates that allows the nominating/governance committee to consider women, minorities, and others with diverse backgrounds as candidates for each open board seat.”17 Establishing a diverse search policy within the corporate governance guidelines and/or relevant committee charter can be an important step to reinforce companies’ governance practices.

Conclusion

We urge shareholders of Performed Line Products Company to support Proposal Three as a means to enhance transparency, strengthen board governance processes, and provide shareholders with more information to better assess the Company’s approach to board composition.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by the Office of Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by the Office of Illinois State Treasurer. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

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16 Stefanie K. Johnson, David R. Hekman, and Elsa Chan, “If There’s Only One Woman in Your Candidate Pool, There’s Statistically No Chance She’ll Be Hired”, Harvard Business Review, April 26, 2016, available at: https://hbr.org/2016/04/if-theres-only-one-woman-in-your-candidate-pool-theres-statistically-no-chance-shell-be-hired.

17 Business Roundtable, “Driving Diversity In the Boardroom,” available at: https://www.businessroundtable.org/driving-diversity-in-the-boardroom.